Exhibit (a)(1)(G)

Dear Shareholder of Biotie Therapies,

On January 19, 2016, Acorda Therapeutics, Inc. and Biotie Therapies Corp. entered into a combination agreement pursuant to which Acorda is making a public Tender Offer in Finland and in the United States to purchase all Shares, American Depositary Shares and other Equity Interests in Biotie.

“We have carefully assessed the terms and conditions of the Offer and believe that it is an attractive offer to shareholders that recognizes the strategic value of Biotie.”

The price offered for each Share will be EUR 0.2946 in cash, representing a premium of approximately 95 per cent compared to the closing price of the Biotie Shares on Nasdaq Helsinki on the last trading day on Nasdaq Helsinki preceding the announcement of the Combination Agreement and a premium of approximately 87 percent compared to the 3 month volume-weighted average trading price on Nasdaq Helsinki prior to such announcement.

– William M. Burns, Chairman of the Board of Directors	Acorda and Biotie are both focused on improving the lives of people with neurological disorders, Acorda with an industry leading pipeline of novel therapies addressing a range of neurological disorders including Parkinson’s disease, and Biotie, developing therapeutics for central nervous system disorders also including Parkinson’s disease. The products of Biotie complement Acorda’s pipeline and its expertise in developing and commercializing neurology therapies. We believe that the combination of Biotie’s offerings with Acorda’s existing products, pipeline, infrastructure and capitalization will create an opportunity for significant value creation. Through this acquisition, Acorda is positioned to become a leader in developing novel therapies for neurological diseases, particularly Parkinson’s disease.

The Board of Directors of Biotie by a unanimous decision recommends that the holders of Biotie Shares accept the Tender Offer. To date, Biotie shareholders and holders of American Depository Shares and other Equity Interests representing in total approximately 65% of the outstanding Shares in Biotie (on a fully diluted basis) have already irrevocably undertaken to accept the Tender Offer, subject to certain customary conditions.

The initial acceptance period for the Tender Offer commenced on March 11, 2016 and it will expire on April 8, 2016, unless extended in accordance with the terms and conditions of the Tender Offer.

Please direct any questions regarding this transaction to Pohjola Bank, arranger of the Tender Offer.

Kind regards,

Ron Cohen, M.D.

President and CEO

Acorda Therapeutics, Inc.

About Acorda Therapeutics

Founded in 1995, Acorda is a biotechnology company focused on developing therapies that restore function and improve the lives of people with neurological disorders. Acorda has an industry leading pipeline of novel neurological therapies addressing a range of disorders, including Parkinson’s disease, epilepsy, post-stroke walking deficits, migraine, and multiple sclerosis. Acorda markets three FDA-approved therapies, including AMPYRA® (dalfampridine) Extended Release Tablets, 10 mg (marketed outside the United States as FAMPYRA). Acorda is listed on NASDAQ US under the symbol “ACOR.”